G R U P P O · M E D I A S E T



82-4575

12g3-2(b)

RECEIVED
2005 MAR -4 A 9:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 1 marzo 2005

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies on January-February.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate affaires Manager)

PROCESSED
MAR 07 2005
THOMSON
FINANCIAL

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

-1283-2(b)


GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

Mediaset launches a new Level 1 ADR program in US

Milan, January 19, 2005 --- Mediaset S.p.A. (OTC: MDIUY), Italy's leading private sector broadcasting and entertainment company, announced today the launch of a new U.S. market traded sponsored American Depositary Receipt (ADR) program, and appointed JPMorgan Chase Bank, N.A. as its ADR bank to manage the program.

Mediaset Group is the first commercial broadcaster in Italy and one of the major media companies at European level. Its three proprietary tv channels Canale 5, Italia 1 and Retequattro are managed by RTI Spa, 100%-owned by Mediaset Spa. The Group's revenues are mainly generated by the sale of advertising time slots on its TV channels. Advertising collection business is exclusively run by its subsidiaryPublitalia '80. Mediaset also owns a 50.1% controlling stake in the Telecinco Group,Spain's first largest and most profitable commercial broadcaster. Mediaset is listed on the Milan Stock Exchange since July 1996.

Each Mediaset ADR (CUSIP 584469 40 7) represents 3 ordinary shares traded on the Milan Stock Exchange.

More information on ADRs is available on adr.com

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein. Additional Information relating to these securities may be obtained from the office of JPMorgan Chase Bank, N.A. at the address indicated: JPMorgan Service Center 001-781-575-4328

1283-2(b)


GRUPPO MEDIASET
MEDIASET

Transfer of the control of Albacom to BT is finalized

BT, BNL, Eni and Mediaset announce that, following authorization from the anti-trust authorities, the sale to the BT Group of the entire shareholding held in Albacom (74%) by BNL (19,5%), Eni (35%) and Mediaset (19,5%) has been formalized today.

The transaction was announced to the market on 3 December 2004.

Milan, 4 February 2004

Contacts:
francesco.chiurco@bnlmail.com
luciana.santaroni@eni.it
paolo.calvani@mediaset.it

FILING MODEL*

PER LA COMUNICAZIONE AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO

*TABELLA**: Comunicazioni delle operazioni di cui all'art. 2.6.4*

Società/Company: MEDIASET S.p.A.

Periodo di riferimento/Referce Period: 1° TRIMESTRE 2005

Comunicazione/Disclosure: periodica/periodic ❑ immediata/immediate X in ritardo/ delayed ❑

Dichiarante/Declarer: LUIGI COLOMBO | Qualifica/Position:

DIRETTORE GENERALE PUBLITALIA 80 S.p.A..

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in rtiche 2. paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario/Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
21/01/2005	V	AZO Mediaset	106321	16.783	10,70	179.578,10	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
31/01/2005	V	AZO Mediaset	106321	22.717	10,70	243.071,90	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
				39.500	Sub-TOTALE (A)[4]	422.650	

* Il Filing model sarà disponibile sul NIS (Network Information System).

[1] Indicare la tipologia di operazione: / Indicate the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso specificare / other, in which case specify

[2] Indicare lo strumento finanziario oggetto dell'operazione: / Indicate the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso specificare lo strumento / Other, in which case specify
Nel caso di operazioni aventi ad oggetto strumenti finanziari di società controllate indicare la denominazione della società. / In the case of transactions involving financial instruments issued by subsidiaries, give the name of the company.

[3] Indicare l'origine dell'operazione: / Indicate the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso specificare. / other, in which case specify

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

** Eventuali comunicazioni riguardanti operazioni di ammontare significativo non devono essere riportate nella comunicazione trimestrale o di periodo.

FILING MODEL*

PER LA COMUNICAZIONE AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO

*TABELLA**: Comunicazioni delle operazioni di cui all'art. 2.6.4*

Società/Company: MEDIASET S.p.A.

Periodo di riferimento/Referce Period: I° TRIMESTRE 2005

Comunicazione/Disclosure: periodica/periodic ❑ immediata/immediate X in ritardo/ delayed ❑

Dichiarante/Declarer: MASSIMO MUSOLINO | Qualifica/Position:

DIRETTORE GENERALE GESTEVISION TELECINCO S.A.

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Drticle 2. paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario/Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
1/02/2005	V	AZO Mediaset	106321	21.500	10,80	232.200	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
				21.500	Sub-TOTALE (A)[4]	232.200	

* Il Filing model sarà disponibile sul NIS (Network Information System).

** Eventuali comunicazioni riguardanti operazioni di ammontare significativo non devono essere riportate nella comunicazione trimestrale o di periodo.

[1] Indicare la tipologia di operazione: / Indicate the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso specificare / other, in which case specify

[2] Indicare lo strumento finanziario oggetto dell'operazione: / Indicate the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso specificare lo strumento / Other, in which case specify
Nel caso di operazioni aventi ad oggetto strumenti finanziari di società controllate indicare la denominazione della società. / In the case of transactions involving financial instruments issued by subsidiaries, give the name of the company.

[3] Indicare l'origine dell'operazione: / Indicate the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso specificare. / other, in which case specify

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

FILING MODEL*

PER LA COMUNICAZIONE AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO

*TABELLA**: Comunicazioni delle operazioni di cui all'art. 2.6.4*

Società/Company: MEDIASET S.p.A.							
Periodo di riferimento/Referce Period: 1° TRIMESTRE 2005							
Comunicazione/Disclosure: periodica/periodic ❑ immediata/immediate X in ritardo/ delayed ❑							
Dichiarante/Declarer: GIUSEPPE TRINGALI					Qualifica/Position:		
CONSIGLIERE DELEGATO GESTEVISION TELECINCO S.A.							
Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Ðrtiche 2.[illegible] paragraph 1(a) and in convertible bonds							
Data /Date	Operazione / Transaction[1]	Strumento finanziario/Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
1/02/2005	V	AZO Mediaset	106321	71.500	10,80	772.200	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
				71.500	Sub-TOTALE (A)[4]	772.200	

* Il Filing model sarà disponibile sul NIS (Network Information System).

** Eventuali comunicazioni riguardanti operazioni di ammontare significativo non devono essere riportate nella comunicazione trimestrale o di periodo.

---

[1] Indicare la tipologia di operazione: / Indicate the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso specificare / other, in which case specify

[2] Indicare lo strumento finanziario oggetto dell'operazione: / Indicate the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso specificare lo strumento / Other, in which case specify
Nel caso di operazioni aventi ad oggetto strumenti finanziari di società controllate indicare la denominazione della società. / In the case of transactions involving financial instruments issued by subsidiaries, give the name of the company.

[3] Indicare l'origine dell'operazione: / Indicate the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso specificare. / other, in which case specify

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

FILING MODEL*

PER LA COMUNICAZIONE AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO

*TABELLA**: Comunicazioni delle operazioni di cui all'art. 2.6.4*

Società/Company: MEDIASET S.p.A.
Periodo di riferimento/Referce Period: 1° TRIMESTRE 2005
Comunicazione/Disclosure: periodica/periodic ❑ immediata/immediate X in ritardo/ delayed ❑
Dichiarante/Declarer: PAOLO VASILE | Qualifica/Position:
CONSIGLIERE DELEGATO GESTEVISION TELECINCO S.A.
Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Ȃrtiche 2.(paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario/Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
1/02/2005	V	AZO Mediaset	106321	71.500	10,80	772.200	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
				71.500	Sub-TOTALE (A)[4]	772.200	

* Il Filing model sarà disponibile sul NIS (Network Information System).

** Eventuali comunicazioni riguardanti operazioni di ammontare significativo non devono essere riportate nella comunicazione trimestrale o di periodo.

[1] Indicare la tipologia di operazione: / Indicate the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso specificare / other, in which case specify

[2] Indicare lo strumento finanziario oggetto dell'operazione: / Indicate the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso specificare lo strumento / Other, in which case specify
Nel caso di operazioni aventi ad oggetto strumenti finanziari di società controllate indicare la denominazione della società. / In the case of transactions involving financial instruments issued by subsidiaries, give the name of the company.

[3] *Indicare l'origine dell'operazione: / Indicate the origin of the transaction:*
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso specificare. / other, in which case specify

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

FILING MODEL*

PER LA COMUNICAZIONE AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO

*TABELLA**: Comunicazioni delle operazioni di cui all'art. 2.6.4*

Società/Company: MEDIASET S.p.A.

Periodo di riferimento/Referce Period: 1° TRIMESTRE 2005

Comunicazione/Disclosure: periodica/periodic ❑ immediata/immediate X in ritardo/ delayed ❑

Dichiarante/Declarer: MARCO GIORDANI | Qualifica/Position:

CONSIGLIERE DI AMMINISTRAZIONE MEDIASET S.p.A..

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Ortiche 2.(paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario/Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
1/02/2005	V	AZO Mediaset	106321	39.500	10,79	426.205	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
				39.500	Sub-TOTALE (A)[4]	426.205	

* Il Filing model sarà disponibile sul NIS (Network Information System).

** Eventuali comunicazioni riguardanti operazioni di ammontare significativo non devono essere riportate nella comunicazione trimestrale o di periodo.

---

[1] Indicare la tipologia di operazione: / Indicate the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso specificare / other, in which case specify

[2] Indicare lo strumento finanziario oggetto dell'operazione: / Indicate the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso specificare lo strumento / Other, in which case specify
Nel caso di operazioni aventi ad oggetto strumenti finanziari di società controllate indicare la denominazione della società. / In the case of transactions involving financial instruments issued by subsidiaries, give the name of the company.

[3] Indicare l'origine dell'operazione: / Indicate the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso specificare. / other, in which case specify

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

FILING MODEL*

PER LA COMUNICAZIONE AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO

*TABELLA**: Comunicazioni delle operazioni di cui all'art. 2.6.4*

Società/Company: MEDIASET S.p.A.							
Periodo di riferimento/Referce Period: 1° TRIMESTRE 2005							
Comunicazione/Disclosure: periodica/periodic ❑ immediata/immediate X in ritardo/ delayed ❑							
Dichiarante/Declarer: FRANCO RICCI					Qualifica/Position:		
DIRETTORE GENERALE R.T.I. S.p.A.							
Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Ārticle 2. paragraph 1(a) and in convertible bonds							
Data /Date	Operazione / Transaction[1]	Strumento finanziario/Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
1/02/2005	V	AZO Mediaset	106321	39.500	10,80	426.600	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
				39.500	Sub-TOTALE (A)[4]	426.600	

* Il Filing model sarà disponibile sul NIS (Network Information System).

** Eventuali comunicazioni riguardanti operazioni di ammontare significativo non devono essere riportate nella comunicazione trimestrale o di periodo.

---

[1] Indicare la tipologia di operazione: / Indicate the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso specificare / other, in which case specify

[2] Indicare lo strumento finanziario oggetto dell'operazione: / Indicate the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso specificare lo strumento / Other, in which case specify
Nel caso di operazioni aventi ad oggetto strumenti finanziari di società controllate indicare la denominazione della società. / In the case of transactions involving financial instruments issued by subsidiaries, give the name of the company.

[3] Indicare l'origine dell'operazione: / Indicate the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso specificare. / other, in which case specify

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

FILING MODEL*

PER LA COMUNICAZIONE AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO

*TABELLA**: Comunicazioni delle operazioni di cui all'art. 2.6.4*

Società/Company: MEDIASET S.p.A.

Periodo di riferimento/Reference Period: 1° TRIMESTRE 2005

Comunicazione/Disclosure: periodica/periodic ❑ immediata/immediate X in ritardo/ delayed ❑

Dichiarante/Declarer: NICCOLO' QUERCI | Qualifica/Position:

VICE PRESIDENTE R.T.I. S.p.A..

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in rtiche 2. paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario/Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
01/02/2005	V	AZO Mediaset	106321	39.500	10,80	426.600	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
				39.500	Sub-TOTALE (A)[4]	426.600	

* Il Filing model sarà disponibile sul NIS (Network Information System).

** Eventuali comunicazioni riguardanti operazioni di ammontare significativo non devono essere riportate nella comunicazione trimestrale o di periodo.

---

[1] Indicare la tipologia di operazione: / Indicate the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso specificare / other, in which case specify

[2] Indicare lo strumento finanziario oggetto dell'operazione: / Indicate the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso specificare lo strumento / Other, in which case specify
Nel caso di operazioni aventi ad oggetto strumenti finanziari di società controllate indicare la denominazione della società. / In the case of transactions involving financial instruments issued by subsidiaries, give the name of the company.

[3] Indicare l'origine dell'operazione: / Indicate the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso specificare. / other, in which case specify

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

FILING MODEL*

PER LA COMUNICAZIONE AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO

*TABELLA **: Comunicazioni delle operazioni di cui all'art. 2.6.4*

Società/Company: MEDIASET S.p.A.

Periodo di riferimento/Referce Period: 1° TRIMESTRE 2005

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate X in ritardo/ delayed ☐

Dichiarante/Declarer: GIULIANO ADREANI | Qualifica/Position: CONSIGLIERE DELEGATO MEDIASET S.p.A..

Comunicazioni di cui all'art. 2.6.4. comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Ͻrticle 2.6.4, paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario/Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
02/02/2005	V	AZO Mediaset	106321	63.000	10,91130	687.411,9	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
03/02/2005	V	AZO Mediaset	106321	30.000	10,85	325.500	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
				93.000	Sub-TOTALE (A)[4]	1.012.911,9	

* Il Filing model sarà disponibile sul NIS (Network Information System).

** Eventuali comunicazioni riguardanti operazioni di ammontare significativo non devono essere riportate nella comunicazione trimestrale o di periodo.

---

[1] Indicare la tipologia di operazione: / Indicate the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso specificare / other, in which case specify

[2] Indicare lo strumento finanziario oggetto dell'operazione: / Indicate the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso specificare lo strumento / Other, in which case specify
Nel caso di operazioni aventi ad oggetto strumenti finanziari di società controllate indicare la denominazione della società. / In the case of transactions involving financial instruments issued by subsidiaries, give the name of the company.

[3] Indicare l'origine dell'operazione: / Indicate the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso specificare. / other, in which case specify

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

FILING MODEL*

PER LA COMUNICAZIONE AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO

*TABELLA**: Comunicazioni delle operazioni di cui all'art. 2.6.4*

Società/Company: MEDIASET S.p.A.

Periodo di riferimento/Reference Period: 1° TRIMESTRE 2005

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate X in ritardo/ delayed ☐

Dichiarante/Declarer: FEDELE CONFALONIERI | Qualifica/Position: PRESIDENTE MEDIASET S.p.A..

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in article 2.6.4 paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario/Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
02/02/2005	V	AZO Mediaset	106321	130.428	10,9108	1.423.073,8224	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
03/02/2005	V	AZO Mediaset	106321	12.072	10,8501	130.982,4072	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
				142.500	Sub-TOTALE (A)[4]	1.554.056,2296	

* Il Filing model sarà disponibile sul NIS (Network Information System).

---

[1] Indicare la tipologia di operazione: / Indicate the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso specificare / other, in which case specify

[2] Indicare lo strumento finanziario oggetto dell'operazione: / Indicate the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso specificare lo strumento / Other, in which case specify
Nel caso di operazioni aventi ad oggetto strumenti finanziari di società controllate indicare la denominazione della società. / In the case of transactions involving financial instruments issued by subsidiaries, give the name of the company.

[3] Indicare l'origine dell'operazione: / Indicate the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso specificare. / other, in which case specify

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

FILING MODEL*

PER LA COMUNICAZIONE AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO

*TABELLA**: Comunicazioni delle operazioni di cui all'art. 2.6.4*

Società/Company: MEDIASET S.p.A.

Periodo di riferimento/Referce Period: 1° TRIMESTRE 2005

Comunicazione/Disclosure: periodica/periodic ❑ immediata/immediate X in ritardo/ delayed ❑

Dichiarante/Declarer: GINA NIERI | Qualifica/Position:

CONSIGLIERE DI AMMINISTRAZIONE MEDIASET S.p.A..

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in rtiche 2.(paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario/Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
03/02/2005	V	AZO Mediaset	106321	39.500	10,89	430.155	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro.
				39.500	Sub-TOTALE (A)[4]	430.155	

* Il Filing model sarà disponibile sul NIS (Network Information System).

** Eventuali comunicazioni riguardanti operazioni di ammontare significativo non devono essere riportate nella comunicazione trimestrale o di periodo.

[1] Indicare la tipologia di operazione: / Indicate the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso specificare / other, in which case specify

[2] Indicare lo strumento finanziario oggetto dell'operazione: / Indicate the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso specificare lo strumento / Other, in which case specify
Nel caso di operazioni aventi ad oggetto strumenti finanziari di società controllate indicare la denominazione della società. / In the case of transactions involving financial instruments issued by subsidiaries, give the name of the company.

[3] Indicare l'origine dell'operazione: / Indicate the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso specificare. / other, in which case specify

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

FILING MODEL*

PER LA COMUNICAZIONE AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO

*TABELLA**: Comunicazioni delle operazioni di cui all'art. 2.6.4*

Società/Company: MEDIASET S.p.A.

Periodo di riferimento/Referce Period: 1° TRIMESTRE 2005

Comunicazione/Disclosure: periodica/periodic ❑ immediata/immediate X in ritardo/ delayed ❑

Dichiarante/Declarer: PASQUALE CANNATELLI | Qualifica/Position:

CONSIGLIERE DI AMMINISTRAZIONE MEDIASET S.p.A..

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Drtiche 2.6 paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario/Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
03/02/2005	V	AZO Mediaset	106321	14.198	10,90	154.758,20	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
04/02/2005	V	AZO Mediaset	106321	25.302	10,90	275.791,80	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
				39.500	Sub-TOTALE (A)[4]	430.550	

* Il Filing model sarà disponibile sul NIS (Network Information System).

** Eventuali comunicazioni riguardanti operazioni di ammontare significativo non devono essere riportate nella comunicazione trimestrale o di periodo.

[1] Indicare la tipologia di operazione: / Indicate the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso specificare / other, in which case specify

[2] Indicare lo strumento finanziario oggetto dell'operazione: / Indicate the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso specificare lo strumento / Other, in which case specify
Nel caso di operazioni aventi ad oggetto strumenti finanziari di società controllate indicare la denominazione della società. / In the case of transactions involving financial instruments issued by subsidiaries, give the name of the company.

[3] Indicare l'origine dell'operazione: / Indicate the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso specificare. / other, in which case specify

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

FILING MODEL*

PER LA COMUNICAZIONE AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO

*TABELLA **: Comunicazioni delle operazioni di cui all'art. 2.6.4*

Società/Company: MEDIASET S.p.A.

Periodo di riferimento/Referce Period: 1° TRIMESTRE 2005

Comunicazione/Disclosure: periodica/periodic ❑ immediata/immediate X in ritardo/ delayed ❑

Dichiarante/Declarer: MAURO CRIPPA | Qualifica/Position:

CONSIGLIERE DI AMMINISTRAZIONE MEDIASET S.p.A..

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Drtiche 2.6 paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario/Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
07/02/2005	V	AZO Mediaset	106321	39.500	10,98	433.710	Transazione sul mercato derivante da esercizio di stock options al prezzo di 9,64 Euro
				39.500	Sub-TOTALE (A)[4]	433.710	

* Il Filing model sarà disponibile sul NIS (Network Information System).

** Eventuali comunicazioni riguardanti operazioni di ammontare significativo non devono essere riportate nella comunicazione trimestrale o di periodo.

[1] Indicare la tipologia di operazione: / Indicate the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso specificare / other, in which case specify

[2] Indicare lo strumento finanziario oggetto dell'operazione: / Indicate the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso specificare lo strumento / Other, in which case specify
Nel caso di operazioni aventi ad oggetto strumenti finanziari di società controllate indicare la denominazione della società. / In the case of transactions involving financial instruments issued by subsidiaries, give the name of the company.

[3] Indicare l'origine dell'operazione: / Indicate the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso specificare. / other, in which case specify

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.